UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of September 2009
Commission File Number 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization of registrant)

60 Woodlands Industrial Park D
Street 2, Singapore 738406
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE

Other Events
On September 22, 2009 in Singapore, Chartered Semiconductor Manufacturing Ltd. (the “Company”) issued its updated guidance for the three months ending September 30, 2009 in the form including the underlying assumptions (the “Outlook for Third Quarter 2009”).
As mentioned in the Outlook for Third Quarter 2009, the net loss and basic loss per American Depositary Share (“ADS”) do not comprehend the expenses the Company may incur in connection with the proposed acquisition of the Company by ATIC International Investment Company LLC by way of a scheme of arrangement under Section 210 of the Companies Act, Chapter 50 of Singapore that was announced on September 7, 2009 (the “Acquisition”). The expenses expected to be incurred in connection with the Acquisition for the three months ending September 30, 2009 are $8.2 million. Taking into account such expected expenses, the expected net loss and basic loss per ADS for the three months ending September 30, 2009 would be $12.2 million ± $4.0 million and $0.16 ± $0.04, respectively.
Forward-Looking Statement
This report contains information that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Our actual results, performance or achievements for the quarter ending September 30, 2009 and subsequent fiscal periods could be significantly different from the results expressed in or implied by these forward-looking statements. These statements are based on our management’s beliefs and assumptions, which involve judgments about future trends, events and conditions, all of which are subject to change and many of which are beyond our control. Please read the “Risk Factors” sections in our annual report on Form 20-F for the financial year ended December 31, 2008 filed with the Securities and Exchange Commission and incorporated by reference herein for a discussion of the factors that could cause our actual results to differ materially from our expectations.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: September 24, 2009
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
	By:	/s/ George Thomas
	Name:	George Thomas
	Title:	Senior Vice President and Chief Financial Officer